FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
November 29, 2006

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     ☒   Form 40-F     ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐   No     ☒

PRESS RELEASE

FINANCIAL RESULTS FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2006

MOSCOW, RUSSIAN FEDERATION – NOVEMBER 29, 2006 – MOBILE TELESYSTEMS OJSC (“MTS” - NYSE: MBT), THE LARGEST MOBILE PHONE OPERATOR IN RUSSIA AND THE CIS, ANNOUNCES ITS THIRD QUARTER 2006(1) FINANCIAL AND OPERATING RESULTS.

Financial Highlights

•                  Consolidated revenues of $1,798 million

•                  Consolidated OIBDA(2) of $963 million (OIBDA margin of 53.6%)

•                  Consolidated net income of $486 million

•                  Free cash-flow(3) positive with $407 million for nine months ended 30 September 2006

Industry and Corporate Highlights

•                  Introduction of Calling Party Pays (CPP) in Russia on July 1, 2006

•                  Share Repurchase Program receives Federal Antimonopoly Service approval

•                  Approval and adoption of an executive board

•                  Acquisition of a controlling stake in Dagtelecom

Financial Summary (Unaudited)

US$ million	Q3 2006	Q3 2005	Change Y-on-Y		Q2 2006	Change Q-on-Q
Revenues	1,797.7	1,384.7	29.8%		1,492.0	20.5%
Net operating income	685.5	496.0	38.2%		465.2	47.4%
Net operating margin	38.1%	35.8%	+2.3	pp	31.2%	+6.9	pp
Net income	486.3	347.4	40.0%		294.7	65.0%
OIBDA	962.8	737.6	30.5%		730.3	31.8%
OIBDA margin	53.6%	53.3%	+0.3	pp	48.9%	+4.7	pp

(1)   Based on unaudited consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(2)   See Attachment A for definitions and reconciliation of OIBDA and OIBDA margin to their most directly comparable US GAAP financial measures.

(3)   See Attachment B for reconciliation of free cash-flow to net cash provided by operating activity.

WWW.MTSGSM.COM

Remarked Leonid Melamed, President and Chief Executive Officer of MTS:

“This quarter was our strongest to date, an example of clear delivery upon our 3+1 Strategy. In Russia, our transition to a new tariff structure and introduction of segmented-focused products and services, as well as seasonality and a rise in interconnect revenue, contributed to our solid revenue growth, while tight fiscal discipline allowed us to improve our OIBDA margin by 4.7 percentage points. In Ukraine enhancements to our traffic mix and growth of the subscriber base due to increasing network quality helped reach our highest quarterly revenues to date. As we have promised, MTS was able to increase the pace of net income growth on a Group level on the back of greater contributions by our operations in Ukraine and Uzbekistan. We are now seeing the initial results of our cost optimization initiatives as we apply operational consistency throughout the Group.”

Operating Overview

Market Growth

Growth in Russia and Ukraine continued with mobile penetration(4) increasing from 97% to 101% in Russia and from 76% to 84% in Ukraine during the third quarter of 2006.

During the quarter mobile penetration in Uzbekistan increased from 5.7% to 7.1% and from 2.2% to 2.5% in Turkmenistan. In Belarus, mobile penetration increased from 51% to 56% for the same period.

Subscriber Development

The Company added 3.5 million new customers during the third quarter of 2006 on a consolidated basis, all of which were added organically. MTS’ operations in Russia accounted for 1.9 million, 1.2 million were added in Ukraine, approximately 272.2 thousand in Uzbekistan and 22.3 thousand in Turkmenistan.

In the third quarter of 2006 the Company’s churn rates in Russia increased from 5.4% to 6.4% and in Ukraine increased from 7.9% to 9.5%.

Since the end of the third quarter to October 31, 2006, MTS has organically added a further 0.94 million users, expanding its consolidated subscriber base to 68.53 million.

Market Share

In Russia, MTS had a leading market share of approximately 34%. In Ukraine, the Company’s market share was 41%. MTS’ market share(5) in Uzbekistan and Turkmenistan reached 58% up from 55% and 83% up from 80% respectively at the end of the third quarter of 2006.

In Belarus, the market share of MTS Belarus increased from 52% to 53%.

Customer Segmentation

Subscriptions to MTS’ pre-paid tariff plans accounted for 93% of gross additions in Russia and 96% in Ukraine. At end of the third quarter of 2006, 90% of MTS’ customers in Russia were

(4)   The source for all market information on Russia and Ukraine in this press release is AC&M-Consulting.

(5)   According to the Company’s estimates.

signed up to pre-paid tariff plans, compared to 87% a year ago. In Ukraine, the share of customers signed to pre-paid tariff plans was 91%.

Key Operating Summary

IMPORTANT DISCLOSURE INFORMATION

Please note that as of the reporting date for Q2 2006, MTS changed its methodology for reporting average revenue per user (ARPU) for its Russian subscribers, a common calculation used throughout the telecommunications industry as a measure of company effectiveness and performance. Whereas previously we had excluded interconnect fees, we are now including all network revenue in our calculation.

	Q3 2005	Q4 2005	Q1 2006	Q2 2006	Q3 2006
Total consolidated subscribers, end of period (mln)	50.36	58.19	61.05	64.10	67.59
Russia	38.87	44.22	45.84	48.04	49.99
Ukraine	10.94	13.33	14.46	15.11	16.36
Uzbekistan	0.49	0.58	0.67	0.82	1.09
Turkmenistan	0.06	0.07	0.09	0.12	0.14
MTS Belarus(6)	1.85	2.13	2.34	2.58	2.89
Russia
ARPU (US$)(7)	8.9	7.3	6.2	7.1	7.8
ARPU (US$) recalculated(8)	9.0	7.4	6.6	7.5	8.6
MOU (minutes)	130	123	118	128	135
Churn rate (%)	2.9	5.2	6.3	5.4	6.4
SAC per gross additional subscriber (US$)	18.6	19.8	18.7	23.8	22.3
Ukraine
ARPU (US$)	10.8	9.1	7.5	8.0	8.7
MOU (minutes)	132	120	147	152	157
Churn rate (%)	6.2	6.0	6.1	7.9	9.5
SAC per gross additional subscriber (US$)	15.7	9.4	14.4	12.7	9.7

(6)   MTS owns a 49% stake in Mobile TeleSystems LLC, a mobile operator in Belarus, which is not consolidated.

(7)   See Attachment C for definitions of ARPU, MOU, Churn and SAC.

(8)   See above disclosure, as ARPU for Russia has been recalculated to include all network revenue.

Russia

•                  Third quarter revenues up 30% year-on-year to $1,319 million(9)

•                  Third quarter net income up 44% year-on-year to $345 million

•                  Third quarter OIBDA up 27% year-on-year to $692 million (OIBDA margin of 52.4%)

MTS’ average monthly minutes of usage per subscriber (MOU) in Russia increased from 128 to 135 minutes in the third quarter of 2006 as a result of seasonality with the summer holiday pick-up in traffic. The introduction of segment specific price-modifiers, the so-called “pizza-options,” and tariff plans also played a part in helping stimulate traffic. Post-paid subscribers’ MOU increased from 403 minutes in the previous quarter to 431 minutes.

The average monthly service revenue per subscriber (ARPU) in Russia increased from $7.5 to $8.6 (or from $7.1 to $7.8 under our previous methodology for calculating ARPU) in light of higher roaming revenues, a continuing increase in post-paid subscribers’ traffic and the introduction of a fixed-rate at the end of June 2006.

Subscriber acquisition costs (SAC) in the third quarter of 2006 decreased from $23.8 to $22.3 with the decrease in advertising and marketing expenses.

Ukraine

•                  Third quarter revenues up 24% year-on-year to $415 million(10)

•                  Third quarter net income increased by 32% year-on-year to $125 million

•                  Third quarter OIBDA up 39% year-on-year to $234 million (OIBDA margin of 56.4%)

MOU slightly increased sequentially in Ukraine in the third quarter from 152 minutes to 157 minutes driven by seasonality as was the case in Russia. The MOU of pre-paid subscribers increased from 125 to 132 minutes.

ARPU in Ukraine increased from $8.0 in the second quarter to $8.7 in the third quarter due to seasonally high roaming revenues and undertaken actions aimed at ARPU stimulation such as the restriction of “free-of-charge” intranetwork calls. The main phase of the accelerated roll-out project was completed and this has led to improved network quality and facilitated increases in the volume of traffic handled.

SAC continued to decline from $12.7 to $9.7 in the third quarter due to lower per subscriber advertising and marketing expenses and a continuing decrease in handset subsidies.

(9)   Excluding intercompany eliminations of $0.9 million.

(10) Excluding intercompany eliminations of $5.5 million.

Uzbekistan

Revenues in Uzbekistan in the third quarter contributed $37.2 million to the Company’s consolidated revenues (up 61% y-o-y), $22.2 million to its consolidated OIBDA (up 52% y-o-y) with an OIBDA margin of 59.9%, and $10.2 million to its consolidated net income (up 36% y-o-y). Third quarter ARPU was $12.8, up from $12.4 in the previous quarter. Third quarter MOU was 530 minutes, an increase from 475 minutes in the previous quarter.

Turkmenistan

MTS’ operations in Turkmenistan contributed $33.2 million to the Company’s consolidated revenues, $15.1 million to its consolidated OIBDA (OIBDA margin of 45.4%) and $5.6 million to its consolidated net income in the third quarter of 2006. ARPU was at $83.1, an increase from $74.9 in the previous quarter. Third quarter MOU was 243 minutes up from 226 minutes in the previous quarter.

Financial Position

The Company’s cash expenditure on property, plant and equipment in the third quarter of 2006 amounted to $344 million, of which approximately $138 million was invested in Russia, $178 million in Ukraine, $22 million in Uzbekistan and $6 million in Turkmenistan. In addition, its cash expenditure on intangible assets during the quarter amounted to $119 million ($92 million in Russia, $25 million in Ukraine and $2 in Uzbekistan).

As of September 30, 2006, MTS’ total debt(11) was at $2.9 billion, resulting in a ratio of total debt to LTM OIBDA(12) of 1.0 times. Net debt amounted to $2.7 billion at the end of the quarter and the net debt to LTM OIBDA ratio of 0.9 times.

***

For further information, please contact:
Mobile TeleSystems, Moscow
Investor Relations
Tel: +7 495 223 2025
E-mail: ir@mts.ru

***

Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 68.53 million subscribers. The regions of Russia, as well as Belarus, Turkmenistan, Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS’ website at www1.mtsgsm.com.

***

(11) Total debt is comprised of the current portion of debt, current capital lease obligations, long-term debt and long-term capital lease obligations; net debt is the difference between the total debt and cash and cash equivalents and short-term investments; see Attachment B for reconciliation of net debt to our consolidated balance sheet.

(12) LTM OIBDA represents the last twelve months of rolling OIBDA. See Appendix B for reconciliations to our consolidated statements.

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management and future growth subject to risks.

***

Attachments to the Third Quarter 2006 Earnings Press Release

Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. Our OIBDA may not be similar to OIBDA measures of other companies; is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA can be reconciled to our consolidated statements of operations as follows:

US$ million	Q3 2005	Q4 2005	Q1 2006	Q2 2006	Q3 2006
Operating income	496.0	362.7	334.2	465.2	685.5
Add: depreciation and amortization	241.6	250.4	264.4	265.1	277.3
OIBDA	737.6	613.1	598.6	730.3	962.8

	Q3 2005
US$ million	Russia	Ukraine	Uzbekistan	Turkmenistan
Operating income	346.8	128.3	9.2	11.7
Add: depreciation and amortization	195.8	39.9	5.4	0.4
OIBDA	542.6	168.2	14.6	12.1

	Q4 2005
US$ million	Russia	Ukraine	Uzbekistan	Turkmenistan
Operating income	233.5	115.3	8.3	5.5
Add: depreciation and amortization	194.4	41.4	7.2	7.5
OIBDA	427.9	156.7	15.5	13.0

	Q1 2006
US$ million	Russia	Ukraine	Uzbekistan	Turkmenistan
Operating income	229.9	92.9	9.9	1.5
Add: depreciation and amortization	203.9	50.8	5.8	3.9
OIBDA	433.8	143.7	15.7	5.4

	Q2 2006
US$ million	Russia	Ukraine	Uzbekistan	Turkmenistan
Operating income	316.6	126.5	9.1	13.0
Add: depreciation and amortization	195.7	58.6	6.9	3.9
OIBDA	512.4	185.1	16.0	16.9

	Q3 2006
US$ million	Russia	Ukraine	Uzbekistan	Turkmenistan
Operating income	485.3	173.5	15.4	11.2
Add: depreciation and amortization	206.4	60.3	6.8	3.8
OIBDA	691.7	233.8	22.2	15.1

OIBDA margin can be reconciled to our operating margin as follows:

	Q3 2005	Q4 2005	Q1 2006	Q2 2006	Q3 2006
Operating margin	35.8%	27.2%	25.9%	31.2%	38.1%
Add: depreciation and amortization as a percentage of revenue	17.5%	18.8%	20.6%	17.8%	15.4%
OIBDA margin	53.3%	46.0%	46.5%	48.9%	53.6%

	Q3 2005
	Russia	Ukraine	Uzbekistan	Turkmenistan
Operating margin	34.3%	38.2%	40.0%	74.0%
Add: depreciation and amortization as a percentage of revenue	19.4%	11.9%	23.4%	2.6%
OIBDA margin	53.7%	50.1%	63.4%	76.6%

	Q4 2005
	Russia	Ukraine	Uzbekistan	Turkmenistan
Operating margin	24.4%	34.1%	32.4%	31.3%
Add: depreciation and amortization as a percentage of revenue	20.4%	12.3%	28.2%	42.4%
OIBDA margin	44.8%	46.4%	60.6%	73.7%

	Q1 2006
	Russia	Ukraine	Uzbekistan	Turkmenistan
Operating margin	24.8%	29.3%	39.0%	7.7%
Add: depreciation and amortization as a percentage of revenue	21.9%	16.0%	22.8%	20.6%
OIBDA margin	46.7%	45.3%	61.8%	28.3%

	Q2 2006
	Russia	Ukraine	Uzbekistan	Turkmenistan
Operating margin	29.2%	35.3%	32.7%	54.3%
Add: depreciation and amortization as a percentage of revenue	18.0%	16.4%	24.6%	16.4%
OIBDA margin	47.2%	51.7%	57.3%	70.7%

	Q3 2006
	Russia	Ukraine	Uzbekistan	Turkmenistan
Operating margin	36.8%	41.8%	41.6%	33.9%
Add: depreciation and amortization as a percentage of revenue	15.6%	14.5%	18.3%	11.5%
OIBDA margin	52.4%	56.4%	59.9%	45.4%

***

Attachment B

Net debt represents total debt less cash and cash equivalents and short-term investments. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Net debt can be reconciled to our consolidated balance sheets as follows:

US$ million	As of 31 Dec 2005	As of 30 Sep 2006
Current portion of debt and of capital lease obligations	768.7	187.4
Long-term debt	2,079.0	2,706.5
Capital lease obligations	2.9	3.6
Total debt	2,850.6	2,897.5
Less:
Cash and cash equivalents	(78.3)	(158.1)
Short-term investments	(28.1)	(57.9)
Net debt	2,744.2	2,681.6

Last twelve month (LTM) OIBDA can be reconciled to our consolidated statements of operations as follows:

	Three months ended 31 Dec 2005	Nine months ended 30 Sep 2006	Twelve months ended 30 Sep 2006
US$ million	A	B	C=A+B
Net operating income	362.7	1,484.9	1,847.6
Add: depreciation and amortization	250.4	806.8	1,057.2
OIBDA	613.1	2,291.7	2,904.8

Free cash-flow can be reconciled to our consolidated statements of cash flow as follows:

US$ million	For nine months ended 30 Sep 2005	For nine months ended 30 Sep 2006
Net cash provided by operating activities	1,538.0	1,650.1
Less:
Purchases of property, plant and equipment	(1,146.4)	(1,013.1)
Purchases of intangible assets	(226.7)	(196.2)
Purchases of other investments	—	(2.8)
Investments in and advances to associates	2.8	7.0
Acquisition of subsidiaries, net of cash acquired	(37.9)	(38.2)
Free cash-flow	129.8	406.8

***

Attachment C

Definitions

Subscriber. We define a “subscriber” as an individual or organization whose account shows chargeable activity within sixty one days, or one hundred and eighty three days in the case of our pre-paid tariffs, or whose account does not have a negative balance for more than this period.

Average monthly service revenue per subscriber (ARPU). We calculate our ARPU by dividing our service revenues for a given period, including interconnect and guest roaming fees, by the average number of our subscribers during that period and dividing by the number of months in that period.

Average monthly minutes of usage per subscriber (MOU). MOU is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period.

Churn. We define our “churn” as the total number of subscribers who cease to be a subscriber as defined above during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period.

Subscriber acquisition cost (SAC). We define SAC as total sales and marketing expenses and handset subsidies for a given period. Sales and marketing expenses include advertising expenses and commissions to dealers. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period.

***

MOBILE TELESYSTEMS

CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005

(Amounts in thousands of U.S. dollars, except share and per share amounts)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005

Net operating revenue
Service revenue and connection fees	$1,785,618	$1,370,554	$4,505,246	$3,632,086
Sales of handsets and accessories	12,048	14,174	73,146	46,238
	1,797,666	1,384,728	4,578,392	3,678,324
Operating expenses
Cost of services	347,776	216,511	869,148	534,750
Cost of handsets and accessories	40,410	52,199	153,613	171,081
Sales and marketing expenses	161,428	147,006	442,431	415,803
General and administrative expenses	250,228	194,888	696,219	552,421
Depreciation and amortization	277,306	241,576	806,791	656,641
Provision for doubtful accounts	11,940	10,663	64,773	36,318
Other operating expenses	23,082	25,911	60,490	41,945

Net operating income	685,496	495,974	1,484,927	1,269,365

Currency exchange and transaction gains	(5,592)	(5,526)	(12,886)	(5,080)

Other expenses / (income):
Interest income	(2,468)	(7,176)	(10,380)	(22,101)
Interest expense	46,369	30,054	136,219	94,089
Other income, net	(12,697)	(5,730)	(10,367)	(20,979)
Total other expenses, net	31,204	17,148	115,472	51,009

Income before provision for income taxes and minority interest	659,884	484,352	1,382,341	1,223,436

Provision for income taxes	169,878	129,294	408,883	319,444

Minority interest	3,681	7,642	8,048	20,233

Net income	486,325	347,416	965,410	883,759
Weighted average number of common shares outstanding, in thousands	1,987,487	1,987,084	1,986,956	1,986,447
Earnings per share - basic and diluted	0,24	0,17	0,49	0,44

MOBILE TELESYSTEMS

CONDENSED UNAUDITED CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2006 AND DECEMBER 31, 2005

(Amounts in thousands of U.S. dollars, except share amounts)

	As of September 30,	As of December 31,
	2006	2005
CURRENT ASSETS:
Cash and cash equivalents	$158,079	$78,284
Short-term investments	57,858	28,059
Trade receivables, net	420,329	209,320
Accounts receivable, related parties	1,775	7,661
Inventory and spare parts	170,644	156,660
VAT receivable	316,229	398,021
Prepaid expenses and other current assets	474,192	407,018
Total current assets	1,599,106	1,285,023

PROPERTY, PLANT AND EQUIPMENT	5,085,828	4,482,679

INTANGIBLE ASSETS	1,410,141	1,439,362

INVESTMENTS IN AND ADVANCES TO ASSOCIATES	142,623	107,959

OTHER INVESTMENTS	152,446	150,000

RESTRICTED CASH	27,682	6,230

OTHER ASSETS	73,368	74,527

Total assets	8,491,194	7,545,780

CURRENT LIABILITIES
Accounts payable	342,241	363,723
Accrued expenses and other current liabilities	1,209,569	749,600
Accounts payable, related parties	119,987	40,829
Current portion of long-term debt, capital lease obligations	187,403	768,674
Total current liabilities	1,859,200	1,922,826

LONG-TERM LIABILITIES
Long-term debt	2,706,469	2,078,955
Capital lease obligations	3,634	2,928
Deferred income taxes	106,434	158,414
Deferred revenue and other	37,933	57,824
Total long-term liabilities	2,854,470	2,298,121

Total liabilities	4,713,670	4,220,947

COMMITMENTS AND CONTINGENCIES	—	—

MINORITY INTEREST	38,820	30,744

SHAREHOLDERS’ EQUITY:
Common stock: (2,096,975,792 shares with a par value of 0.1 rubles authorized and 1,993,326,138 shares issued as of September 30, 2006 and December 31, 2005, 776,799,125 of which are in the form of ADS as of September 30, 2006 and 763,554,870 - as of December 31, 2005)	50,558	50,558
Treasury stock (4,761,129 and 5,400,486 common shares at cost as of September 30, 2006 and December 31, 2005)	(4,879)	(5,534)
Additional paid-in capital	571,009	568,104
Unearned compensation	—	(1,210)
Shareholder receivable	—	(7,182)
Accumulated other comprehensive income	79,498	50,614
Retained earnings	3,042,518	2,638,739
Total shareholders’ equity	3,738,704	3,294,089

Total liabilities and shareholders’ equity	8,491,194	7,545,780

MOBILE TELESYSTEMS

CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005

(Amounts in thousands of U.S. dollars)

	Nine months ended	Nine months ended
	September 30, 2006	September 30, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$965 410	$883 759

Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	8 048	20 233
Depreciation and amortization	806 791	656 641
Debt issuance cost amortization	20 958	6 807
Amortization of deferred connection fees	(46 639)	(39 604)
Equity in net income of associates	(44 821)	(29 667)
Inventory obsolescence expense	12 923	4 275
Provision for doubtful accounts	64 773	36 318
Deferred taxes	(101 169)	(67 669)
Non-cash expenses associated with stock bonus and stock options	720	91

Changes in operating assets and liabilities:
Increase in accounts receivable	(269 896)	(61 375)
Increase in inventory	(26 614)	(24 030)
Decrease / (Increase) in prepaid expenses and other current assets	30 814	(146 888)
Decrease / (Increase) in VAT receivable	81 831	(58 008)
Increase in trade accounts payable, accrued liabilities and other current liabilities	146 939	357 077
Net cash provided by operating activities	1 650 068	1 537 960

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of subsidiaries, net of cash acquired	(38 189)	(37 932)
Purchases of property, plant and equipment	(1 013 077)	(1 146 419)
Purchases of intangible assets	(196 215)	(226 691)
Purchases of short-term investments	(56 714)	(20 137)
Proceeds from sale of short-term investments	27 268	6 539
Purchase of other investments	(2 799)	—
Investments in and advances to associates	7 000	2 769
Increase in restricted cash	(21 452)	(4 935)
Net cash used in investing activities	(1 294 178)	(1 426 806)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from stock options exercised	3 800	5 135
Proceeds from issuance of notes	—	399 022
Notes and debt issuance cost	(19 799)	(6 784)
Capital lease obligation principal paid	(4 337)	(6 477)
Dividends paid	(296 657)	(295 818)
Proceeds from loans	1 024 316	245 801
Loan principal paid	(985 365)	(264 736)
Payments from Sistema	—	9 173
Net cash (used in)/ provided by financing activities	(278 042)	85 316

Effect of exchange rate changes on cash and cash equivalents	1 948	(5 137)

NET INCREASE IN CASH AND CASH EQUIVALENTS:	79 795	191 333

CASH AND CASH EQUIVALENTS, at beginning of period	78 284	272 511

CASH AND CASH EQUIVALENTS, at end of period	158 079	463 844

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	Leonid Melamed
	Name:	Leonid Melamed
	Title:	CEO

Date: November 29, 2006